Fuxing China Group Limited

December 29, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Kevin Woody
Eranga Dias
Asia Timmons-Pierce

Re:	Fuxing China Group Limited
Draft Registration Statement on Form F-1
Submitted November 29, 2023
CIK No. 0001954705

Ladies and Gentlemen:

This letter is in response to the letter dated December 13, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Fuxing China Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 2 to our Draft Registration Statement on Form F-1 (“Amendment No. 2”) is being submitted confidentially to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure on page 14 stating that “since 2007, Fuxing China had distributed dividends to its shareholders or investors between 2008 and 2011” and on the cover page stating “for the fiscal years ended March 31, 2022 and 2023, we have not received any dividends or distributions from our subsidiaries, nor have we paid any dividends or distributions to our shareholders or U.S. investors.” On your cover page, state whether any transfers, dividends, or distributions have been made to date, including in 2011-2022, between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable.

In response to the Staff’s comments, we have revised our disclosure on the cover page and pages 13 and 14 of Amendment No. 2 to clarify whether any transfers, dividends, or distributions have been made to date, including in 2011-2022, between the holding company, and its subsidiaries, or to investors, and have quantified the amounts where applicable.

2. We note your disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please revise to make clear that these risks can cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we have revised our disclosure on the cover page and pages 9, 16 and 32 of Amendment No. 2 to make clear that these risks can cause the value of such securities to significantly decline or be worthless.

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Prospectus Summary

Summary of Risk Factors, page 7

3. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we have revised our disclosure in the Summary of Risk Factors on page 9 of Amendment No. 2.

Risk Factors, page 21

4. We note your disclosure on page 16 stating that “recently, the PRC regulatory authority adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.” Please revise your risk factors section to include a relevant and corresponding risk factor.

In response to the Staff’s comments, we have revised our disclosure on pages 9 and 32 of Amendment No. 2.

Liquidity and Capital Resources

Cash Flow from Operating Activities, page 66

5. We note the updated disclosure on page 66 in response to prior comment 10 and reissue. Please help us understand how purchases of property, plant and equipment impacted your operating cash flows rather than your investing cash flows. Please also expand your disclosure to discuss the underlying reasons for changes in working capital items (e.g., advance from customers, settlement from customers, and inventories) that affect operating cash flows. Refer to section IV.B of SEC Release 33-8350.

In response to the Staff’s comments, we have revised our disclosure on page 66 of Amendment No. 2.

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Notes to Financial Statements

13 - Revenues by Product and Geography, page F-20

6. We note your response to prior comment 15 as well as the updated disclosure on page F-20 and reissue. You state on page F-20 that you have four operating segments – Zipper Chains and zipper sliders, Trading, Processing, and Corporate. Please address the following:

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Provide us with a detailed analysis how you identified your operating segments. In this regard, we note that you present discrete sperate financial information for Zipper Chains and Zipper Sliders in the Business Segments table on page F-22.

In response to the Staff’s comments, we have revised our disclosure on pages F-20 and F-22 of Amendment No. 2 to combine the figures of the Zipper Chains and Zipper Sliders together. We identified the operating segment based on the ASC 280-10-50-1 to provide that the Zipper Chains and Zipper Sliders segment was engaged in business activities from which it recognized revenues and incurred expenses. The operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about the resources to be allocated to the segment and assess the performance. Additionally, discrete financial information is available.

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To the extent you have aggregated Zipper Chains operating segment and Zipper Sliders operating segment into one reportable segment, please clearly disclose the fact, explain how these operating segments meet the aggregation criteria in ASC 280-10-50-11, and provide and discuss the segment measure of profit or loss at the reportable segment level.

In response to the Staff’s comments, we have aggregated Zipper Chains and Zipper Sliders operating segments into one reportable segment, as in accordance with ASC 280-10-50-11 that, both operating segments have similar economic characteristics due to similar nature of the products. Zipper Chains and Zipper Sliders are two major products of the Company and they both have similar economic characteristics and the nature of the products are also similar.

According to ASC 280-10-50-12, the reported revenue of Zipper Chains and Zipper Sliders fulfilled the quantitative thresholds that attributed over 10% of the combined revenue, of all operating segments, and the absolute amount of the reported profit or loss is over 10 percent of the combined reported profit of all operating segments. Therefore, the chief operating decision maker of the Company aggregated Zipper Chains and Zipper Sliders into one operating segment.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shaolin Hong
Name:	Shaolin Hong
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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